FUTURETEL S.A.                        OPPORTUNITY MEM S.A.
       CNPJ/MF: 02.465.783/0001-04              CNPJ/MF: 02.607.723/0001-89
           NIRE: 33.300.16766-8                     NIRE: 33.300.26037-4

        NEWTEL PARTICIPACOES S.A.                TELPART PARTICIPACOES S.A.
       CNPJ/MF: 02.604.997/0001-14              CNPJ/MF: 02.591.814/0001-73
           NIRE: 33.300.26042-1                     NIRE: 33.300.26038-2

    TELEMIG CELULAR PARTICIPACOES S.A.     TELE NORTE CELULAR PARTICIPACOES S.A.
       CNPJ/MF: 02.558.118/0001-65              CNPJ/MF: 02.558.154/0001-29
           NIRE: 53.300.00577-0                     NIRE: 53.300.00576-1

           TELEMIG CELULAR S.A.                    AMAZONIA CELULAR S.A.
       CNPJ/MF: 02.320.739/0001-06              CNPJ/MF: 02.340.278/0001-33
           NIRE: 31.300.01299-9                     NIRE: 15.300.01829-3



                                  MATERIAL FACT

Futuretel S.A., Opportunity Mem S.A., Newtel Participacoes S.A., Telpart Participacoes S.A., Telemig Celular Participacoes S.A., Tele Norte Celular Participacoes S.A., Telemig Celular S.A. and Amazonia Celular S.A. ("Companies"), in compliance with provision of CVM Instruction Number 358/02, hereby inform its shareholders and the general public that Futuretel S.A., together with Highlake International Business Company Ltd., will start a competitive bidding process for the sale of indirect corporate participation representing more than 50% of the voting capital of Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A. The Companies, furthermore, inform that will be invited to participate in the competitive bidding process, as sellers, among others, Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, Fundacao Sistel de Seguridade Social - SISTEL, Fundacao Petrobras de Seguridade Social - PETROS, Fundacao Embratel de Seguridade Social - TELOS, Fundacao dos Economiarios Federais - FUNCEF, CVC/Opportunity Equity Partners Fundo de Investimento em Acoes, CVC/Opportunity Equity Partners L.P., Opportunity Fund, Tele Fundo de Investimento em Acoes and other individuals which are shareholders of the several companies that are part of the corporate chain of Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A.

                    Rio de Janeiro, Brazil - March 04, 2005.



               FUTURETEL S.A.                    OPPORTUNITY MEM S.A.


         NEWTEL PARTICIPACOES S.A.           TELPART PARTICIPACOES S.A.


    TELEMIG CELULAR PARTICIPACOES S.A.    TELE NORTE CELULAR PARTICIPACOES S.A.


           TELEMIG CELULAR S.A.                 AMAZONIA CELULAR S.A.